UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tech/Ops Sevcon, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

878293109
(CUSIP Number)

Matthew C. Dallett
Edwards Angell Palmer & Dodge LLP
111 Huntington Avenue
Boston, MA 02199
(617) 239-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 878293109
1. Names of Reporting Persons. Bernard F. Start
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6. Citizenship or Place of Organization United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 246,977
8. Shared Voting Power 0
9. Sole Dispositive Power 246,977
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 246,977
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13. Percent of Class Represented by Amount in Row (11) 7.39%
14. Type of Reporting Person (See Instructions) IN

Introductory Note

This Schedule 13D/A amends the Schedule 13D originally filed by the reporting person on July 11, 1988 (the “Schedule 13D).  Except with respect to Item 3, this filing restates the Schedule 13D in its entirety.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.10 par value (the “Common Stock”) of Tech/Ops Sevcon, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 155 Northboro Road, Southborough, Massachusetts, 01772.

Item 2.	Identity and Background

This Schedule 13D is being filed by Bernard F. Start, who resides at Water Ridge, Front Street, Corbridge, Northumberland, NE46 2JY, United Kingdom.  Mr. Start is currently retired and serves as a director of the Issuer.  He was President and Chief Executive Officer of the Issuer from January 1988 to November 1997 and has been a director since January 1988.

During the last five years, Mr. Start has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that, as a result of such proceeding, made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Mr. Start is a citizen of England.

Item 3.	Sources and Amount of Funds or Other Consideration

Item 3 is amended to add the following:

All shares of Common Stock acquired by Mr. Start since his most recent filing on Schedule 13D were acquired with personal funds either upon the exercise of stock options or as open market purchases, or as grants of restricted stock by the Issuer for no cash consideration in connection with Mr. Start’s service on the Issuer’s Board of Directors.  The respective amounts involved in each transaction are set forth in Exhibit A.

Item 4.	Purpose of the Transaction

The purpose of the acquisition and ownership of Common Stock by Mr. Start is to acquire and maintain a significant equity investment in the Issuer.  His original February 1, 1988 acquisition of 72,360 shares of Common Stock (giving effect to the Issuer’s August 21, 1995, two-for-one stock split) was in exchange for his shares in the Issuer’s predecessor, Tech/Ops, Inc., distributed to him pursuant to the September 30, 1987 Plan of Reorganization and Dissolution of Tech/Ops, Inc.  Depending upon various circumstances, including developments with respect to the Issuer’s business, Mr. Start’s personal financial and other circumstances, general economic and stock market conditions, and other factors, Mr. Start may from time to time acquire additional shares of Common Stock in open market or privately negotiated transactions, or he may sell or otherwise dispose of some or all of the shares of Common Stock that he beneficially owns.

As a director of the Issuer, Mr. Start participates in the supervision of the Issuer’s business and affairs.  Other than in the course of exercising his responsibilities as a director, Mr. Start has no present plans or proposals as a stockholder of the Issuer that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

Mr. Start is the direct beneficial owner of 244,977 shares of the Common Stock.  He has sole power to vote and to dispose of all of such shares.  Mr. Start’s wife holds an additional 2,000 shares of the Common Stock, of which Mr. Start may be deemed to be the beneficial owner.  Mr. Start’s total beneficial ownership, including the 2,000 shares held by his wife, represents 7.39% of the outstanding Common Stock.

Exhibit A is a list of transactions by Mr. Start with respect to the Common Stock since his most recent report on Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Mr. Start serves as a director of the Issuer.  As part of his director compensation, from time to time, he receives grants of shares or rights to acquire shares from the Issuer.

Item 7.	Material to be Filed as Exhibits

None.

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 25, 2011

By:	/s/ Bernard F. Start
Name:	Bernard F. Start

EXHIBIT A

Date	Number of Shares	Price per Share	Description of the Transaction
5/3/1988	50,000	$0	Grant by Issuer of options to purchase 50,000 shares of Common Stock at an exercise price of $3.75 per share. These options became exercisable at the rate of 25% of the shares per year.
4/25/1990	10,000	$0	Grant by Issuer of options to purchase 10,000 shares of Common Stock at an exercise price of $7.00 per share. These options became exercisable at the rate of 25% of the shares each year.
4/25/1990	10,000	$0	Grant by Issuer of options to purchase 10,000 shares of Common Stock at an exercise price of $7.1875 per share. These options became exercisable at the rate of 25% of the shares each year.
7/2/1992	(15,000)	$0	Surrender of stock options to the Issuer without consideration.
12/23/1992	50,000	$3.75	Acquisition of shares upon the exercise of options
2/5/1996	(226,360)	$11.627	Open market sale of shares
2/6/1996	226,360	$11.631	Open market purchase of shares
1/28/1998	5,000	$0	Grant by Issuer of options to purchase 5,000 shares of Common Stock at an exercise price of $15.1875 per share. These options became exercisable as to 10% of the shares each year.
4/7/1998	5,000	$3.50	Acquisition of shares upon the exercise of options by the Reporting Person
4/7/1998	(3,883)	$15.0625	Surrender of shares to the Issuer to pay the exercise price of and taxes related to options
4/8/1998	5,000	$3.59375	Acquisition of shares upon the exercise of options by the Reporting Person
1/24/2005	2,000	$0	Acquisition by a grant of restricted stock by the Issuer for no consideration under the Issuer’s 1996 Equity Incentive Plan
1/24/2006	2,000	$0	Acquisition by a grant of restricted stock by the Issuer for no consideration under the Issuer’s 1996 Equity Incentive Plan
1/23/2007	2,000	$0	Acquisition by a grant of restricted stock by the Issuer for no consideration under the Issuer’s 1996 Equity Incentive Plan
1/22/2008	2,000	$0	Acquisition by a grant of restricted stock by the Issuer for no consideration under the Issuer’s 1996 Equity Incentive Plan

Date	Number of Shares	Price per Share	Description of the Transaction
1/27/2008	(5,000)	$0	Expiration of unexercised stock options.
1/27/2009	2,000	$0	Acquisition by a grant of restricted stock by the Issuer for no consideration under the Issuer’s 1996 Equity Incentive Plan
1/26/2010	2,000	$0	Acquisition by a grant of restricted stock by the Issuer for no consideration under the Issuer’s 1996 Equity Incentive Plan
1/25/2011	2,500	$0	Acquisition by a grant of restricted stock by the Issuer for no consideration under the Issuer’s 1996 Equity Incentive Plan